Coconut Palm Acquisition Corp.
595 South Federal Highway, Suite 500
Boca Raton, FL 33432
March 16, 2007
VIA EDGAR
Securities and Exchange Commission
United States Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re:	Coconut Palm Acquisition Corp. Registration Statement on Form S-4 File No. 333-137386
Ladies and Gentlemen:
As requested by the Staff in connection with the above-referenced Registration Statement, this is to certify on behalf of Coconut Palm Acquisition Corp. (the “Company”) that (1) the Company’s audited financial statements for the fiscal year ended December 31, 2006 are not yet available and (2) pursuant to Rule 3-01(c)(2) of Regulation S-X that for the year ended December 31, 2006, the Company reasonably and in good faith expects to report income, after taxes but before extraordinary items and cumulative effect of a change in accounting principle.

Sincerely, Coconut Palm Acquisition Corp.
/s/ Robert C. Farenhem
Robert C. Farenhem
Vice President and Chief Financial Officer